Ballard Power Systems

News Release

Ballard to Present at the CIBC Renewable Energy & Clean Tech Conference

For Immediate Release – April 17, 2012

VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP) (TSX: BLD) announced that Dr. Christopher Guzy, Chief Technology Officer will present at the CIBC Renewable Energy & Clean Tech Conference in Toronto on Thursday, April 19, 2012 at 11:05am ET.

Dr. Christopher Guzy will discuss Ballard’s strategy in the fuel cell bus market during the Transportation Technology panel. A link to the live audio webcast will be available at www.ballard.com. In addition, playback of the webcast will be available for up to six months following the conference.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products are based on proprietary esencia™ technology, ensuring incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com